

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

November 19, 2009

Henry Liguori
Chief Executive Officer
CN Dragon Corporation
7216 Enterprise Drive
Las Vegas, NV 89147

> **Re: CN Dragon Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 13, 2009**
> **File No. 000-53771**

Dear Mr. Liguori:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via facsimile: (501) 634-0070</u>
Phillip Eugene Koehnke, Esq.